FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                   BG Group plc

               Notification of Major Interest in Shares


On 11 February 2004, BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act 1985, that Capital International Limited, an affiliate of The Capital Group Companies, Inc. had a notifiable interest in the issued share capital of BG Group plc. As a result of this notification, the total interest of Capital International Limited is now 106,264,748 ordinary shares of 10p, representing 3.01% of the issued share capital of BG Group plc. Capital International Limited had previously notified (on 30 January 2004) an interest in 104,333,112 ordinary shares of 10p, representing 2.955% of the issued share capital of BG Group plc.

The total interest of The Capital Group Companies, Inc. is now 387,375,741 ordinary shares of 10p, representing 10.973% of the issued share capital of BG Group plc. The Capital Group Companies, Inc. had previously notified (on 22 December 2003) an interest in 353,212,765 ordinary shares of 10p, representing 10.005% of the issued share capital of BG Group plc.

BG Group plc
11 February 2004



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 February 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary